Exhibit II

Capital Product Partners L.P. Announces New Time Charters for three Medium Range (MR) Product Tankers

ATHENS, GREECE, August 25, 2017 — Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’), an international diversified shipping company, announced today that it has secured new time charter employment for three MR tankers.

The M/T ‘Amadeus’ (50,108 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.) secured employment with Repsol Trading S.A. (‘Repsol’) for one year (+/- 30 days) at a gross daily rate of $14,500. The charterer has the option to extend the time charter for an additional year (+/-30 days) at a gross daily rate of $14,750. The new charter will commence in October 2017.

The M/T ‘Aktoras’ (36,759 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) and the M/T ‘Aiolos’ (36,725 IMO II/III Chemical Product Tanker built 2007 Hyundai Mipo Dockyard, South Korea) have been chartered to Capital Maritime & Trading Corp. (‘Capital Maritime’) for ten to twelve months at $11,000 gross per day plus 50/50 profit share on actual earnings settled every six months. The vessels have been trading on voyage or short time charters following the expiry of their employment with BP Shipping Limited at the end of the first quarter of 2017. The new charters are expected to commence in September.

The employment of M/T ‘Aktoras’ and M/T ‘Aiolos’ with Capital Maritime were unanimously approved by the Conflicts Committee of the Partnership.

As a result of the above employments, the Partnership’s charter coverage for 2017 and 2018 is 90% and 58%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines, Petróleo Brasileiro S.A., Repsol Trading S.A., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.